Exhibit 4.21

Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd.

Capital Increase Agreement

By and among

Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd.

and

Guangdong Xiaopeng Motors Technology Co., Ltd.

and

Guangdong Xiaopeng Motors Industry Holding Co., Ltd.

and

Guangdong Yuecai Industry Investment Fund Partnership (L.P)

Date: March 12, 2021

This Capital Increase Agreement (this “Agreement”) is executed on March 12, 2021 (“Execution Date”) in Guangzhou by and among:

(1)	Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (the “Company” or “Chengxing Zhidong”); and

(2)	Guangdong Xiaopeng Motors Technology Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“Guangdong Xiaopeng”); and

(3)	Guangdong Xiaopeng Motors Industry Holding Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“Xiaopeng Industry Holding”); and

(4)	Guangdong Yuecai Industry Investment Fund Partnership (L.P) (“Investor”)

Registered Address: Guangzhou

Uniform Social Credit Code: 91440101MA5AN1QC7A

Managing Partner: Guangdong Yuecai Industry Investment Fund Partnership (L.P)

Representative of Managing Partner: Lin Qi (Nationality: China)

Whereas, as of the Execution Date, the registered capital of the Company is RMB3,222,800,000 and the shareholders of the Company are Guangdong Xiaopeng and Xiaopeng Industry Holding, both of which hold 100% equity;

Whereas, the Company is mainly engaged in research and development of vehicle engineering technology, design of automobile parts, wholesale of auto parts, retail of automobiles, car rental and innovation of relevant business (“Business”);

Whereas, the Company intends to increase its capital and the Investor intends to invest in the Company; and

Now therefore, in consideration of the foregoing premises and the following mutual agreements and undertakings hereunder, and on the basis of being duly bound by this Agreement, the Company, Guangdong Xiaopeng, Xiaopeng Industry Holding and the Investor (individually referred to as a “Party” and collectively referred to as the “Parties”) hereby conclude the following agreement:

ARTICLE 1 DEFINITIONS

1.1	Defined Terms

In this Agreement,

“Capital Increase” means the Company admits new shareholders to invest in the Company and hold stocks, and increases the Company’s registered capital and/or capital reserves.

“Capital Increased by the Investor” means after completion of this Capital Increase, the increased registered capital, which is the part of the Capital Increase Price paid by the Investor to the Company and calculated as registered capital of the Company. For the purpose hereof, the Capital Increased by the Investor is RMB nine million nine hundred and fourteen thousand and thirty-eight (¥9,914,038).

“Completion of Capital Increase” means actual payment of Capital Increased by the Investor to the Company’s account and completion of industrial and commercial registration.

“Capital Increase Price” means the total amount of payment to be made by the Investor to the Company hereunder. For the purpose hereof, the Capital Increase Price is RMB five hundred million (¥500,000,000).

“Capital Increase Premium” means the difference between the Capital Increase Price paid by the Investor and the Capital Increased by the Investor. For the purpose hereof, the Capital Increase Premium is RMB four hundred and ninety million eighty-five thousand nine hundred and sixty-two (¥490,085,962). The Capital Increase Premium will be calculated as capital reserves of the Company.

“Valuation Basis” means, for the purpose of this investment, the valuation of intrinsic value of the Company. For the purpose hereof, the Valuation Basis before Capital Increase is the average market closing price of overseas listed entity XPENG Inc. in 10 trading days before execution of Capital Increase Agreement, which will be converted to RMB one hundred and sixty-two billion five hundred and thirty-seven million two hundred and three thousand and five (¥162,537,203,005) at the central parity rate promulgated by China Foreign Exchange Trading System authorized by People’s Bank of China on the Execution Date of this Capital Increase Agreement.

“Business” means the business engaged or to be engaged or will be engaged by the Company as planned.

“Business Day” means any day other than Saturday, Sunday and the days on which banks in China suspends business as provided in laws or authorized by laws.

“PRC GAAP” means the accounting principles and practice applicable and effective in the whole relevant period and generally accepted in China. As of the Execution Date, PRC GAAP shall be the Enterprise Accounting Principles promulgated by the Ministry of Finance on February 15, 2006 and enacted as of January 01, 2007 as amended from time to time.

“Person” means any individual, partnership, company limited by shares, limited liability company, association, trust, other foundation, aggregate corporation, unincorporated organization, government authority or other entity.

ARTICLE 2 CAPITAL INCREASE

2.1	The Capital Increase

For this Capital Increase, the Capital Increased by the Investor is RMB nine million nine hundred and fourteen thousand and thirty-eight (¥9,914,038) and is subscribed by the Investor in full. After Completion of Capital Increase, the registered capital of the Company is changed to RMB three billion two hundred and thirty-two million seven hundred and fourteen and thirty-eight (¥3,232,714,038).

The Parties specially agree that Based on the Valuation Basis, after Completion of this Capital Increase, Guangdong Xiaopeng holds 99.6067% of equity, Xiaopeng Industry Holding holds 0.0866% of equity and the Investor holds 0.3067% of equity; in case of any discrepancy between the shareholding percentage specified in the articles of association or industrial and commercial registration document or any other document and this Agreement, this Agreement shall prevail.

2.2	Capital Increase Price

In consideration for equity of the Company, the Investor shall pay Capital Increase Price of RMB five hundred million (¥500,000,000) to the Company. Based on the Valuation Basis agreed herein, RMB nine million nine hundred and fourteen thousand and thirty-eight (¥9,914,038) in the Capital Increase Price paid by the Investor shall be included in the registered capital of the Company as Capital Increased by the Investor and the remaining RMB four hundred and ninety million eighty-five thousand nine hundred and sixty-two (¥490,085,962) shall be included in capital reserves of the Company according to PRC GAAP as Capital Increase Premium.

ARTICLE 3 PAYMENT FROM THE INVESTOR

3.1	Conditions precedent on payment from the Investor

The Parties confirm that the Investor shall not be obligated to pay the Capital Increase Price until both of the following conditions are met: (i) the respective governing body of Guangdong Xiaopeng and the Investor has approved this Capital Increase; and (ii) the Company delivers a letter of confirmation to the Investor to confirm that as of the date thereof the Company has not experienced material adverse change in relation to its Business, operation, asset, financial conditions, prospect or other conditions.

3.2	Payment from the Investor

The Company shall send written payment notice to the Investor within two (2) Business Day after satisfaction of conditions specified in Article 3.1 to notify the satisfaction of conditions precedent for payment and specify the amount to be paid by the Investor and account information for receipt of payment.

The Investor shall remit the Capital Increase Price in full to the receiving account specified in the payment notice within 15 working days after receiving the payment notice. At the same time, it shall scan and email the remittance instruction made to the foregoing account to the contact person of the Company as evidence of performing the obligation of paying the Capital Increase Price by the Investor.

After receiving Capital Increase Price paid by the Investor and no later than March 31, 2021, the Company shall complete the capital verification, amendment to the articles of association and industrial and commercial change registration for this Capital Increase and scan and email the new business license to the contact person of the Investor.

ARTICLE 4 SUPPLEMENTARY AGREEMENT

4.1	Business operation before payment from the Investor

The Company undertakes and agrees unless otherwise agreed herein, from the Execution Date to payment by the Investor of the Capital Increase Price the Company will (a) operate in ordinary course of business consistent with past practices, (b) use reasonable efforts to keep the Business not harmed in all material aspects, and (c) maintain all books and records.

4.2	Rights of the Investor as a shareholder

After the Investor actually pays the Capital Increase Price to the Company in full, the industrial and commercial change registration shall be completed no later than March 31, 2021 to register the Investor as the shareholder.

The Parties confirm that the Investor has no power to nominate, elect or appoint director or senior executives of the Company.

4.3	Equity exchange

Within three years after payment of funds from the Investor, if it is determined that any affiliate other than the Company (including but not limited to XPENG Inc. and Guangdong Xiaopeng) is listed on A-share market or in Hong Kong or other capital markets, the Company needs to notify the Investor in writing on the date such listed entity is approved by relevant stock exchange. The Investor has the right to request Guangdong Xiaopeng within 3 days in writing to repurchase the equity held by it in Chengxing Zhidong and exchange the same to equity in relevant listed entity (to participate in strategic placement and international placement at listing price and exchange to equity in listed entity in equivalent amount of Capital Increase Price corresponding to the exchanged equity).

(1) In relation to the part of exchanged equity as agreed by both Parties, after Guangdong Xiaopeng repurchases the equity held by the Investor in the Company at Capital Increase Price, it shall make all efforts to coordinate so that the Investor will obtain shares in strategic placement and international placement of the listed entity. If in relation to the part of exchanged equity as agreed by both Parties, the shares of placement of listed entity is not successfully obtained in full for reasons not attributable to the Investor, Guangdong Xiaopeng shall pay the difference as additional repurchase price to the Investor at the annual simple interest of 6% (Increased Repurchase Price = (the amount of exchanged equity agreed by both Parties - actually obtained shares in placement) * 6%/annual * calendar days from the closing date (inclusive) to the date of actual payment of repurchase price (inclusive) /365), and Article 4.5 is not applicable to this part of incomes of the Investor. If Guangdong Xiaopeng has coordinated but the Investor fails to obtain the shares in placement of the listed entity for its own reasons (including but not limited to failure in timely payment of funds to participate in placement or insufficiency of funds), Guangdong Xiaopeng shall pay additional repurchase price (calculated as per foregoing provision) at the annual simple interest of 6%, provided however that Article 4.5 is not applicable to this part of incomes of the Investor.

(2) The part of equity not exchanged by the Investor will be repurchased by Guangdong Xiaopeng at the annual simple interest rate of 6%. The calculation formula of repurchase price is: amount of equity not exchanged by the Investor × (1+6% × calendar days from the closing date (inclusive) to the date of actual payment of repurchase price (inclusive) /365).

Guangdong Xiaopeng shall pay the repurchase price in full within 3 days after receiving written notice from the Investor for repurchasing equity. If Guangdong Xiaopeng fails to repurchase the equity or fails to pay the repurchase price in full within the specified period, Guangdong Xiaopeng shall pay 0.05% of the payable amount to the Investor as liquidated damages for the period from the date the repurchasing party fails to pay repurchase price to the Investor to the date when the repurchase price is paid in full. As of the date on which Guangdong Xiaopeng pays repurchase price to the Investor in full, the equity held by the Investor in the Company corresponding to the repurchase price and corresponding interests shall be vested in Guangdong Xiaopeng (whether or not the industrial and commercial change registration has been completed), and the Investor shall cooperate with Guangdong Xiaopeng to complete relevant equity change registration.

4.4	Repurchase

If three years after payment from the Investor is received, the Investor, the Company and Guangdong Xiaopeng fail to agree on listing arrangement for the Company or relevant listed entity (including but not limited to valuation at the time of listing, listing place, listing entity, etc.) or the Company or relevant listed entity cannot be listed, Guangdong Xiaopeng will repurchase the equity held by the Investor in the Company at the annual simple interest rate of 6%.

Repurchase price:

The repurchase price shall be Capital Increase Price paid by the Investor + the incomes from Capital Increase Price at the annual rate of return of 6%. The specific calculation formula is as follows:

Repurchase Price = Capital Increase Price paid by the Investor × (1+6% × calendar days from the closing date (inclusive) to the date of actual payment of repurchase price (inclusive) /365).

When the foregoing conditions are satisfied, the Investor or Guangdong Xiaopeng will request the other Party to repurchase the equity and the requested party shall unconditionally cooperate. If the Investor requests for repurchase, Guangdong Xiaopeng shall pay repurchase price in full within 30 days after receiving written notice from the Investor for repurchasing the equity. If Guangdong Xiaopeng fails to repurchase the equity or fails to pay the repurchase price in full within the specified period, Guangdong Xiaopeng shall pay 0.05% of payable amount to the Investor as liquidated damages for the period from the date when the repurchasing party fails to pay repurchase price to the Investor to the date when repurchase price is paid in full. If Guangdong Xiaopeng requests for repurchasing the equity, from the date when Guangdong Xiaopeng pays repurchase price to the Investor in full, the equity held by the Investor in the Company corresponding to the repurchase price and relevant interests will be vested in Guangdong Xiaopeng (whether the industrial and commercial change registration has been completed or not) and the Investor shall cooperate with Guangdong Xiaopeng to complete equity change registration.

4.5	Refund of incomes

Return of incomes are allowed in accordance with the investment policy specified in the Plan of Guangdong Province on Industrial Development Fund Formation:

(1) In the event of a repurchase by Guangdong Xiaopeng at an annualized rate of 6% (simple interest) under clauses 4.3(2) and 4.4, an amount equals to 50% of the income attributable to the Investor (the amount exceeding the Capital Increase Price and tax (if any) borne by the Investor due to such Capital Increase, holding, and withdrawal) shall be refunded to the Company. The Company confirms that Guangdong Xiaopeng is entitled to the refunded income, and Guangdong Xiaopeng can pay the Investor the repurchase price after deducting the refunded income.

4.6	Anti-dilution

After the Completion of Capital Increase, the pre-money Valuation Basis of the Capital Increase by non-Chengxing affiliates in the Company shall not be lower than the post-money valuation of the current investment (the post-money valuation is the sum of the Valuation Basis agreed in this Agreement and Capital Increase Price), unless otherwise agreed in writing by the Investor. Otherwise, the Investor has the right to request the repurchasing party to repurchase all its equities held in the Company, and the repurchasing party shall cooperate unconditionally. However, the Capital Increase in the Company implemented under the Cooperation Agreement regarding the XPeng Intelligent Manufacturing Base Project between Guangdong Xiaopeng and Guangzhou GET Investment Holdings Co., Ltd. is not subject to this clause.

Repurchase Price:

The equity repurchase price is the sum of the Capital Increase Price paid by the Investor and the income from the Capital Increase Price paid by the Investor based on an annual investment yield of 6%. The calculation formula is as below:

Repurchase Price = Capital Increase Price paid by the Investor× (1+6%×the number of natural days from the closing date (inclusive) to the date (inclusive) of actual payment of the repurchase price/365).

The repurchasing party shall pay the full repurchase price within 30 days after receiving the Investor’s written notice of equity repurchase. Where the repurchasing party fails to repurchase within such agreed period or fails to pay the repurchase price in full, the repurchasing party shall pay the Investor a liquidated damage of 5 per day for the outstanding amount, which is calculated from the date when the repurchasing party fails to pay the Investor the repurchase price on time to the date when the repurchase price is paid in full.

As a consideration, the Investor undertakes that if the Company continues to increase its registered capital, the Investor will waive its preemptive right to subscribe for such newly increased registered capital; if Guangdong Xiaopeng and/or Xiaopeng Industry Holding transfers the registered capital/equity of the Company, the Investor will waive the right of first refusal to purchase such transferred registered capital/equity of the Company. In addition, the Investor shall provide all necessary documents and take all necessary actions to cooperate in completing the procedures for the industrial and commercial change registration of the newly increased or transferred registered capital.

4.7	Commitments and warranties

The Company undertakes and warrants to the Investor that:

(1)	the Company did not have any major breach of or any fraudulent activities against the transaction documents of the Capital Increase;

(2)	where the Company has a major breach of contract or illegal act, it shall make corrections within 15 working days after receiving a written notice from the Investor requesting such corrections;

(3)

the Company shall not change its registered address to areas outside Guangzhou City before the withdrawal of the Investor, and Guangdong Xiaopeng’s status as the actual controller of the Company will not change;

In the event of violation of the above clauses, the Investor can make a repurchase request before its withdrawal, and the repurchasing party shall cooperate unconditionally. The equity repurchase price is the sum of the Capital Increase Price paid by the Investor and the income from the Capital Increase Price paid by the Investor based on an annual investment yield of 6%. The calculation formula is as below:

Repurchase Price = Capital Increase Price paid by the Investor× (1+6%×the number of natural days from the closing date (inclusive) to the date (inclusive) of actual payment of the repurchase price/365).

The repurchasing party shall pay the full repurchase price within 30 days after receiving the Investor’s written notice of equity repurchase. Where the repurchasing party fails to repurchase within such agreed period or fails to pay the repurchase price in full, the repurchasing party shall pay the Investor a liquidated damage of 5 per day for the outstanding amount, which is calculated from the date when the repurchasing party fails to pay the Investor the repurchase price on time to the date when the repurchase price is paid in full.

The Investor undertakes and warrants to the Company and Guangdong Xiaopeng that:

(1)	it has the legal ownership or disposal right to the property used for this Capital Increase, and that the source and use of the property comply with laws, regulations and relevant policies.

(2)	there are no major omissions or misleading statements with regard to this Capital Increase, and there are no fraud, concealment or other statements that do not conform to the actual situation.

(3)	the Investor shall comply with, and procure all the partners of the Investor to comply with, all and any of the commitments made to the Company and Guangdong Xiaopeng.

In the event of violation of the above clauses, Guangdong Xiaopeng has the right to require the Investor to transfer all of the Company’s equities to Guangdong Xiaopeng at the Capital Increase Price by the Investor, and the Investor shall cooperate unconditionally.

4.8	Confidentiality

(a) Each Party agrees to treat, and procure its affiliates as well as the officers, directors, employees, agents, representatives, accountants and legal counsels of the Party and its affiliates to treat, this Agreement and the proposed transaction hereunder, and (i) all the information provided by any Party regarding the proposed transaction under this Agreement, and (ii) all the information relating to trade secrets, patent and trademark applications, product development, prices, customer and supplier lists, pricing and marketing plans, policies and strategies, details of customer and consultant contracts, business methods, product development technology, business acquisition plans and new personnel recruiting plan of each Party, and all the other confidential or proprietary information relating to the Business and the Company provided by the Company (collectively referred to as “Confidential Information”) as confidential information, and keep such information confidential (and not to disclose to any subject or provide any subject with access to such information), unless otherwise required to be disclosed by judicial or administrative procedures or other legal requirements. However, the above provisions do not apply to (A) any information that a Party is allowed to disclose under this Agreement; (B) any information that has been publicly available at the time of disclosure, or becomes publicly available after the disclosure, provided that such disclosure is not due to a violation of this Agreement by any Party or its affiliates or officers, directors, employees, agents, representatives, accountants and legal counsels of the Party or its affiliates; (C) the information that has been acquired by one Party before the disclosure and that Party does not assume any confidential obligations of such information; or (D) the information obtained by one Party from a bona fide third party with no obligation of confidentiality; however, with regard to intellectual property, the information shall not be deemed as the aforementioned scenarios simply because such information enters the public domain upon the general disclosure. For the avoidance of doubt, one Party may, for the purpose of completing the transaction proposed in this Agreement, disclose the aforementioned Confidential Information to its affiliates and the officers, directors, employees, agents, representatives, accountants and legal counsels of the Party and its affiliates, provided that the Party shall ensure that such shareholders, partners, investors, officers, directors, employees, agents, representatives, accountants and legal counsels understand and assume the same confidential obligations. To further avoid doubt, one Party may disclose to the shareholders, partners or investors of the Party or its affiliates for the purpose of fund notification, reporting, and inter-fund notification and reporting, provided that the Party shall ensure that such shareholders, partners and investors understand and assume the same confidentiality obligations.

(b) For the sake of clarity, the Parties agree that one Party to this Agreement and its affiliates (including their respective officers, directors, employees, agents, representatives, accountants, financial advisors, and legal counsels) may in accordance with regulations of applicable laws and applicable stock exchange rules disclose to any relevant government department or stock exchange the terms of this Agreement and other transaction agreements, as well as any other information related to the transaction proposed hereunder or under such transaction agreements, the Company and the Business that is legally required to be disclosed by the Party or its affiliates (as the case may be) by applicable laws and is allowed to be disclosed after consulting its legal counsel.

(c) Unless otherwise specified in this Agreement, no Party shall use the confidential information of any other Parties that it has obtained or possessed for any purpose or in any way.

(d) The provisions of this clause shall continue to remain valid and binding on the Parties for five (5) years after the termination of this Agreement.

4.9	Further action

The Parties shall make all reasonable efforts to take or procure the other Parties to take all necessary and appropriate actions, do or procure the other Parties to do all necessary, appropriate or desirable things under applicable laws, and sign and deliver all necessary documents and other documents to fulfill the provisions of this Agreement, complete the transaction contemplated hereunder and make the transaction effective.

ARTICLE 5 Taxes

Transaction tax

The Parties shall be responsible for payment of their respective taxes arising from or related to the transaction proposed in this Agreement and levied against them in accordance with all applicable laws.

ARTICLE 6 General Provisions

6.1	Fees

All the fees and expenses (including but not limited to legal advisory fees, financial advisory fees, auditor’s fees and evaluation fees) incurred by the parties in connection with the transaction proposed in this Agreement (“Transaction Fees”) shall be borne by the Party incurring such fees.

6.2	Notification

All the notices, requests, claims, requirements and other communications under this Agreement shall be made in writing and delivered by hand, express service, fax, or registered mail (postage prepaid and return receipt required) to the following address of the Parties (or other address designated by one Party in the form of notification in accordance with Clause 10.02 hereof):

(a)	Guangdong Xiaopeng Motors Technology Co., Ltd.

Address: Xiaopeng Motors Intelligent Industrial Park, No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou

Postal Code: 510640

Tel: 020-66806680

Addressee: Lin Sencai

(b)	Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd.

Address: Xiaopeng Motors Intelligent Industrial Park, No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou

Postal Code: 510640

Tel: 020-66806680

Addressee: Lin Sencai

(c)	Investor: Guangdong Yuecai Industry Investment Fund Partnership (LP)

Address: 9th Floor, Yuecai Building, No. 481 Middle Dongfeng Road, Guangzhou

Postal Code: 510045

Tel: 020-37126217

Addressee: Xie Xiaolin

6.3	Announcement; disclosure

Except as otherwise agreed in Clause 4.8(b) hereof, without the prior written consent of the other Parties, no Party shall or procure others to issue press releases or make relevant announcements related to this Agreement or the transaction proposed in this Agreement, nor communicate with any news media in other ways. The Parties shall cooperate and reach an agreement on the timing and content of the press release or announcement.

6.4	Severability

In the event that any clause or other provision in this Agreement is invalid or illegal, or cannot be enforced by any law or public policy, all the other clauses and provisions herein will remain fully effective as long as the economic or legal substance of the proposed transaction in this Agreement does not change to such extent that a material adverse effect upon any other Party will occur. The Parties shall, after any clause or other provision is determined to be invalid, illegal or unenforceable, negotiate in good faith to amend this Agreement so as to reflect the original intentions of the Parties in an acceptable way to the greatest extent, so that the proposed transaction herein can be completed as far as possible in accordance with the original plan.

6.5	Entire agreement

This Agreement constitutes an entire agreement between the Parties on the subject matter of this Agreement, and replaces all oral and written agreements, commitments and communications previously reached by the Parties on the subject matter hereof.

The Parties agree to sign a short form of the Capital Increase Agreement, articles of association, application and other documents (hereinafter collectively referred to as “Registration Documents”) if required by relevant government departments with regard to the change of registration for this Capital Increase, and such Registration Documents shall be submitted to government departments only for the purpose of relevant registration and transaction procedures. The agreement and rights and obligations of the Parties relating to this transaction are subject to the provisions of this Agreement.

6.6	Assignment

No Party may transfer the rights or obligations under this Agreement without the express written consent of the other Parties.

The Investor can transfer its equity in the Company to Guangdong Xiaopeng upon an agreement.

6.7	Amendments

This Agreement shall not be amended or modified unless such amendments or modifications are made based on written documents signed by the Parties or their authorized representatives.

6.8	Governing law

This Agreement shall be governed by and interpreted according to Chinese laws.

6.9	Settlement of disputes

Any dispute (hereinafter referred to as “Dispute”) arising from the execution of this Agreement or related to this Agreement shall be settled through amicable negotiation between the Parties. The Party making a claim shall promptly notify the other Party of the Dispute and explain the nature of the Dispute via a dated notice. If the Dispute cannot be resolved through negotiation within thirty (30) days from date of the above notice, either Party may submit the matter to China International Economic and Trade Arbitration Commission for an arbitration in Shenzhen in accordance with the then effective arbitration rules.

6.10	Counterparts

This Agreement is made in six (6) counterparts, and each Party shall hold one (1) counterpart. The remaining counterparts shall be kept by the Company in preparation for necessary approvals or registration procedures. This Agreement will take effect upon official signatures/stamps by the Parties.

[Signature page follows]

In witness whereof, the Parties have caused this Agreement to be executed by them or by their duly authorized representatives as of the date first written above.

Guangdong Xiaopeng Motors Technology Co., Ltd.

By:	/s/ Xia Heng
Name:	Xia Heng
Position:	Legal representative

Guangdong Xiaopeng Motors Industry Holding Co., Ltd.

By:	/s/ Xia Heng
Name:	Xia Heng
Position:	Legal representative

Guangzhou Chengxing Zhidong Automotive Technology Co., Ltd.

(company seal)

By:	/s/ Xia Heng
Name:	Xia Heng
Position:	Legal representative

In witness whereof, the Parties have caused this Agreement to be executed by them or by their duly authorized representatives as of the date first written above.

Guangdong Yuecai Industry Investment Fund Partnership (LP)

By:	/s/ Lin Qi
Name:	Lin Qi
Position:	Representative of Managing Partner